UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
February 9, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Fluidigm Corporation

File No. 333-170965 CF#26104

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Fluidigm Corporation submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 filed on December 3, 2010, as amended.

Based on representations by Fluidigm Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 4.2	through	December 31, 2017
Exhibit 4.6	through	March 1, 2012
Exhibit 10.5	through	December 6, 2015
Exhibit 10.5A	through	December 6, 2015
Exhibit 10.6	through	December 6, 2015
Exhibit 10.6A	through	December 6, 2015
Exhibit 10.7	through	December 6, 2015
Exhibit 10.8	through	December 6, 2015
Exhibit 10.9	through	December 6, 2015
Exhibit 10.10	through	September 24, 2016
Exhibit 10.10A	through	September 24, 2016
Exhibit 10.11	through	December 6, 2015
Exhibit 10.11A	through	December 6, 2015
Exhibit 10.12	through	December 31, 2013
Exhibit 10.12A	through	December 31, 2013
Exhibit 10.13	through	May 31, 2013
Exhibit 10.21	through	December 31, 2014
Exhibit 10.22	through	January 18, 2016
Exhibit 10.23	through	December 31, 2014

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Daniel Morris
Special Counsel